Item 1. Business

(a) General Development Of Business

Royal  Palm  Beach  Colony,   Limited  Partnership  (the  "Partnership"  or  the
"Registrant") was organized under the Delaware Revised Uniform Limited Partnership Act. The Partnership is a successor to Royal Palm Beach Colony, Inc., (the "Predecessor Company") a Florida corporation organized in 1963. Pursuant to a Plan of Complete Liquidation (the "Plan"), the Predecessor Company transferred all of its assets, subject to all of its liabilities, to the Partnership in exchange for a number of partnership units ("Units") exactly equal to the number of shares of common stock of the Predecessor Company outstanding on July 11, 1985 (the "Effective Date").

On the Effective Date, the Units were distributed to the former holders of common stock of the Predecessor Company on the basis of one (1) Unit for each share of common stock of the Predecessor Company. The Partnership, as a successor to the Predecessor Company, has registered its Units under Section 12
(b) of the Securities Exchange Act of 1934. Under the Amended Agreement of Limited Partnership of the Registrant, the term of the Partnership expires
December 31, 2005, unless extended by vote of a majority of the partnership units. Trading in Partnership Units The Units are currently trading over-the-counter under the symbol "RPAMZ."

Results of Liquidation Activities

The Partnership's principal business has been to operate, manage and dispose of the assets which were transferred to it on the Effective Date by the Predecessor Company. Since the Effective Date of the Predecessor Company's liquidation, the Partnership has engaged in a program of asset disposition resulting in the sale of assets for an aggregate gross consideration of $69,878,241.

         As of September 30, 1998, the Partnership had distributed an aggregate of $29,156,000, or $6.50 per Unit, to the general and limited partners. See Item 5 - Market for the Registrant's Common Equity and Related Stockholder Matters "Prior Distributions." As of September 30, 1998, the Partnership's remaining assets consisted principally of; (1) 99 residential lots (all of which were under contract for sale) plus commercial property and multifamily-zoned land in the "Crestwood" tract in the Village of Royal Palm Beach (the "Village"), (see
Item 2 -- Properties -- "Village of Royal Palm Beach" - this tract is hereinafter referred to as the "Crestwood" tract), (2) unsold land in Palm Beach County, Florida which is included in the balance sheet at its book value of $734,584 (3) a tract of land in the Village reacquired by foreclosure in 1993 and included in the balance sheet at $288,724, (4) contingent receivables relating to a prior sale of utility assets with a maximum future undiscounted value of $5,247,000 (which amount, other than $438,573 earned as of September 30, 1998 but not payable to the Partnership until January, 1999, has not been included in the balance sheet due to its contingent nature -- see Note 8 to the Financial Statements), and (5) cash in the amount of $6,553. Since September 30. 1998, there have been substantial additional real estate sales. See Item 2 - "Residential Lots Within the Crestwood Tract."

Factors Affecting Future Operations and Distributions

The availability of cash for distribution in the future will depend upon a variety of factors not currently determinable.

(1) Current Activities

In early 1992, a large portion of the Partnership's remaining land consisted of the undeveloped 165 acre "Crestwood" Tract described above, which had been sold during the process of the Partnership's liquidation but reacquired by the Partnership in 1992 when the purchaser was unable to service the interest and amortization payments to the Partnership on a $5,039,952 purchase money mortgage. Thereafter, management commenced the development of one portion of the Crestwood Tract, consisting originally of 170 lots zoned for single family housing (increased in a revised site-plan to 198 lots), in order to enhance its sale value. See Item 2 --Properties -"Village of Royal Palm Beach."

(2) Cash Available for Distribution

Management has now substantially completed the development of portions of the Partnership's remaining land in Palm Beach County as a means of achieving a higher return upon sale. Because of a substantial reduction in sales revenues in 1993 and 1994, and the cash requirements for such land development activities in 1995, together with cash expenditures in connection with the proposed transaction with Regency Homes, Inc. and normal operating expenses, no cash has been available for distribution since December 1992. In addition, portions of the sales proceeds from the sale of residential lots must be applied to repayment of bank financing aggregating $1,321,750. Distributions may be made during fiscal 1999, however, if the sales described herein under Item 2 close as scheduled. See Item 2 - "Development and Sale of Residential Lots;" and Item 7 -- "Management Discussion and Analysis of Financial Condition -- Liquidity and Capital Resources." Future collections of contingent receivables relating to a prior sale of a utility plant would also affect future distributions. See Item 2 --Properties, for a discussion of other sources of and anticipated timing of the receipt of revenue which will affect future distributions.

(b) Financial Information About Industry Segments

 Not applicable.

(c) Narrative Description Of The Business

Regulation

Development and sales operations of the Partnership or by potential purchasers of real estate from the Partnership have been subject to regulation by a number of local, state and federal agencies concerning the nature and extent of improvements, and compliance with zoning regulations, building codes, health requirements and environmental protection. The Partnership believes that it has been in substantial compliance with all such laws and regulations which affect its properties and that it has developed the properties to the extent required by contract or law. If such laws or regulations are amended, in particular those concerning environmental protection, the cost of compliance could be increased. Reference is made to the discussion concerning the impact of land use regulatory issues affecting salability of certain properties remaining in Palm Beach County in Item 2 -- Properties -- "Acreage in the Vicinity of the Village."

Competition

The real estate business conducted by the Partnership is highly competitive. The Partnership's sales of its remaining land will compete with surrounding developments,  and  with  owners  of  tracts  of  land  in the  area  of all its properties.  There  are  substantial  tracts  of  vacant  land  and  land  under development in the general area of most of the Partnership's remaining real estate. These competitive considerations could affect the decisions of potential purchasers of the Partnership's remaining properties. The Partnership has historically marketed its properties through direct mail advertising to major brokers and developers, advertisements in major regional newspapers and direct contacts between officers of the Managing General Partner and real estate developers and brokers. The Partnership is currently marketing its remaining properties through local real estate brokers, including RTL Realty, of which Randy Rieger is a partner. Mr. Rieger served as interim Vice President and Chief Operating Officer of the Partnership's managing general partner between September 1995 and February 1996. Mr. Rieger currently provides services as an independent consultant to the Partnership for management services in addition to ongoing brokerage services. See Item 13 -- "Certain Relationships and Related Transactions."

Impact of General Economic Conditions

The development and sale of real estate occurs within a historically cyclical market, and is significantly influenced by general economic conditions. Sales of housing units and sales of tracts to builders are particularly affected by the costs and availability of mortgage financing and the rise and fall of interest rates in general. Interest rates moved in a narrow range during 1996 and 1997 and declined during the past six months as the result of federal interest rate cuts. If significant increases occur in the future, the real estate market could suffer as a result.

Personnel:

As of December 30, 1998, Stein Management Company, Inc. ("Steinco")the Managing General Partner, employed 1 person, who acts as an adminstrator of its books and records. The balance of the Partnership's affairs are carried out by independent brokers, contractors and other consultants under the direction of the Board of Directors of Steinco. See Item 10.

Office Facilities:

The Partnership's executive headquarters are located at 2501 S. Ocean Drive, Hollywood, Florida 33019. The premises are owned by an affiliate of Hasam Realty Limited Partnership ("Hasam L.P."), a general partner of the Partnership, and are being made available to the Partnership as an accommodation without charge.

Item 2. Properties

Palm Beach County, Florida

The Company originally owned approximately 26,000 acres in Palm Beach County, in southeastern Florida, approximately 4,200 of which were located within the Village. The Village of Royal Palm Beach The Village, an incorporated municipality, is approximately eight miles from the Palm Beach International Airport and eleven miles west of Palm Beach. Two major area highways, Southern

Boulevard and Okeechobee Road, lead directly from Palm Beach through West Palm Beach to the Village. The Village has a population of approximately 16,000 and is primarily residential. The Village has been developed in accordance with a master plan and includes schools, shopping facilities, community recreation areas, and its own police and fire departments.

The Crestwood Tract

Although the Partnership had previously sold nearly all of its land in the Village, it reacquired in 1992, through foreclosure of a defaulted purchase money mortgage, the 165 acre Crestwood Tract of undeveloped land in the Village. When reacquired, the Crestwood Tract was zoned and preliminary approval had been obtained for the development of 172 single-family homesites (the "Single Family Tract") and 625 multi-family units. The Crestwood Tract is bisected by a principal Village road and has access to all utilities, but is otherwise undeveloped with the exception of the existence of portions of a drainage system.

Commercial Land within the Crestwood Tract

In order to enhance the market value of the Crestwood Tract, the Partnership obtained the rezoning of an approximately 14 acre portion of the Crestwood Tract previously zoned for multi-family housing to permit the Partnership to develop a 14 acre shopping center site. The Partnership received site-plan approval in mid-1996. The Partnership has executed an agreement to sell the entire 14 acre portion to an unaffiliated shopping center developer ("Purchaser") in two phases.

The closing on the first phase of the Commercial Site, consisting of a 11.8-acre shopping center site, occurred in February, 1997, resulting in gross proceeds of approximately $1,538,757.

The second phase consists of two additional parcels in the 14 acre portion rezoned as described above, which adjoin the shopping center site, but as to which building permits are not expected to be available until January, 2000. As to such parcels, the Partnership has agreed to accord an option to the Purchaser to acquire the parcels, with the price to be paid dependent on the terms upon which the Purchaser leases or sells such parcels to an unaffiliated third party. In such event the Purchaser will pay to the Partnership, (i) in the event of a lease, a sum equal to the five times the average annual rental under the lease, and (ii) in the event of a sale, 50% of the net proceeds of the sale; provided that the Partnership is not required to accept less than $3.50 per square foot. The Partnership and the Purchaser have entered into a contract to sell an additional 1.6 acres adjoining the above-described 14 acre shopping center site for a gross purchase price of approximately $250,000. The purchaser is presently preparing to seek the appropriate approvals from the Village and anticipates approvals by June, 1999.


Residential Lots within the Crestwood Tract

         As a result of management's decision to develop portions of the Crestwood Tract, the Partnership replanned the configuration of the entire tract. The project included a redesign of the Single Family Tract, and the Partnership received final plat approval to increase to 198 the number of residential lots for development for single family use (hereinafter the "Residential Tract"). "Development," as such term is applied to single-family lots, entails the completion of all necessary zoning, land use, environmental and other regulatory procedures, the installation of roads and utility connections to each lot and the provision of drainage facilities.

         Between 1995 and 1997, the Partnership completed the off-site and on-site improvements required for the development of the 198 lots in the Residential Tract. The total construction cost was financed partially through the issuance of bonds and partially with development financing obtained from Union Bank of Florida. (See Item 13 - "Certain Relationships and related Transactions"). "). A total of $3,201,749 was borrowed from Union Bank of Florida (including $293,152 for working capital purposes), of which $1,321,750 was outstanding as of September 30, 1998. The loan, which bears interest at 1% above the bank's prime lending rate, matures on September 17, 1999. As closings of lot sales are held, the Partnership is obligated to pay down the bank at the rate of $20,000 per lot. The remaining cost of the development was financed utilizing the net proceeds ($1,074,000) of bonds issued by the Indian Trail
Water Control District, a governmental authority. The bonds are a direct obligation of the District (and not of the Partnership) and are repayable as to principal and interest from taxes levied on the lots in the Residential Tract. The issuance of the bonds increased the annual real estate tax on the entire subdivision by approximately $117,000 or $600 per lot. As lots are sold, the responsibility for payment of the taxes passed from the Partnership to the lot purchasers.

         In the aggregate, and through December 30, 1998, the Partnership has sold and conveyed 178 of the 198 lots in the Residential Tract, resulting in gross proceeds to the Partnership of approximately $5,285,000 and net cash proceeds, after mandatory loan reductions and brokerage commissions and other closing costs, of approximately $930,000. (The gross proceeds include $1,298,500 owed to the Partnership by Morrison Homes of Florida, Inc., which debt is secured by a first mortgage on 45 of the lots it purchased, requiring the payment of $687,000 on June 29, 1999 and the balance on September 29, 1999.) Of the foregoing, during the 1998 fiscal year only, the Partnership conveyed a total of 59 lots (including 37 lots sold to Lennar Homes of Florida, Inc. - see below) for aggregate gross proceeds of $1,684,000. After mandatory loan reductions of $20,000 per lot and brokerage commissions and other closing costs, net cash proceeds to the Company were $324,000

         The remaining 20 lots in the Residential Tract are the last of a total of 86 lots contracted for sale to Lennar Homes of Florida, Inc. The sale of such 20 lots is scheduled to be completed by June 30, 1999, and will result in gross proceeds of $570,000 and estimated net cash proceeds, after mandatory loan reduction and brokerage commissions and other closing costs, of approximately $130,000.

         During November 1998 the Partnership completed the sale of a 7.7 acre parcel in the multi-family zoned land in Crestwood to a church for $350,000.

         In March 1998 the Partnership entered into a sale contract with TCR SFA Apartments, Inc., an affiliate of Trammell Crow Residential (a national residential builder) covering a substantial part of the remainder of the multi-family zoned land (comprising land zoned for approximately 290 residential units). The affiliate has assigned the sale contract to Gables East Construction, Inc. which has acquired Trammell Crow Residential. The completion of the sale, which is subject to the buyer obtaining necessary permits and approvals, is scheduled for March 19, 1999 with the buyer having the option to extend the closing for up to 60 days. The sale price being paid to the Partnership for the land will generate approximately $2,175,000 in gross proceeds, and approximately $1,800,000 in net proceeds after costs of sale and brokerage fees.

Other Acreage Within the Village

In March, 1993 the Partnership reacquired a separate tract of 4.54 acres in the Village by accepting a deed in lieu of foreclosure on a mortgage with a principal balance of $300,000 (See Item 7 --"Foreclosure Transactions"). This parcel is bordered by a golf course and a principal Village road, is zoned for approximately 80 multi-family residential units and is being offered for sale in its present state without further development. An agreement to sell this acreage for $350,000 was terminated by the purchaser in June 1997 and the property is currently being remarketed.

Utility Contingent Receivable

In 1983 the Partnership's Predecessor Company sold to the Village of Royal Palm Beach a water and sewage treatment system servicing the Village. Pursuant to the agreement of sale ("Utility Contract"), the Predecessor company received $2,510,000 on closing, and was entitled to future payments to a maximum of $10,900,000 as future connections, measured by consumption increases, were made to the system over a period ending August, 2001. As of September 30, 1998, $5,050,000 had not been received or earned. The Utility Contract also provided for contingent extension periods aggregating not more than three additional years to compensate for possible future governmental building moratoriums or water use restrictions. The Partnership's consultants have advised it that the term has been extended through 2003 as a result of water usage restrictions imposed by the South Florida Water Management District in 1990 and 1991 and moratorium actions taken by the Village of Royal Palm Beach in 1985 and 1986. The Utility Contract also calls for payments to the Partnership equal to 25% of any "Guaranteed Revenues" (payment by developers to secure guaranteed allocations of plant capacity) collected by the Village to a maximum payment of $500,000, of which $303,000 has already been received.

To date, the Partnership has received the following Utility Contract payments:

                                             Amount Received Based On
Fiscal Year Ended                   --------------------------------------------
September 30                        Consumption               Guaranteed Amounts
------------                        -----------               ------------------
1984                                $ 919,000
1985                                  830,000
1986                                  637,000
1987                                  859,000
1988                                  240,000                        $ 30,000
1989                                  761,000                          45,000
1990                                       -0-                         35,000
1991                                  293,000                          21,000
1992                                  357,000                          37,000
1993                                  168,000                          47,000
1994                                   58,000                          27,000
1995                                  413,000                          20,000
1996                                  108,000                          19,000
1997                                  207,000                          22,000
Total                              $5,850,000                       $ 303,000
--------------
* The Partnership is also entitled to receive approximately $438,000 in January, 1999.

The Utility Contract with extensions management believes have already accumulated will expire in 2003, subject to extensions of up to one additional year. The ability of the Partnership to realize the maximum price is dependent upon the rate at which the population in the Village grows, and levels of water consumption which in turn depends upon economic, social and climatic factors which cannot be predicted. Historically, water consumption tends to increase based upon increases in population. During most of fiscal 1990, however, due to drought conditions existing in most Southern Florida, the South Florida Water Management District imposed mandatory water usage restrictions. The imposition of these restrictions resulted in a decrease in aggregate water consumption in the area from which the Partnership's receipts are projected while population was increasing. Management believes that there is sufficient capacity presently available in the area served by the utility to enable the Partnership to realize the maximum remaining $5,050,000 in contingent payments under the Utility Contract. Although the amount to be received by the Partnership in respect of 1998 represents a substantial increase from receipts in the two preceding years, it is nevertheless considered unlikely that the rate of new construction or water consumption in such area will be sufficient to enable the Partnership to receive the full amount of such payments prior to the expiration of the contingent payment term.

Acreage in the Vicinity of the Village

Substantially all of the property previously owned by the Predecessor Company in Palm Beach County outside of the Village limits, originally aggregating approximately 23,800 acres, was sold under the Predecessor Company's retail installment sales program, which terminated prior to the inception of the Partnership. The Partnership currently retains three tracts in the vicinity of the Village.

The first tract originally consisted of 208 one-acre lots located approximately eight miles northwest of the Village. These lots have been improved with graded unpaved access roads and drainage facilities. One lot from this tract was sold during 1996 for $12,000, and 36 were sold in 1997 for $190,188, leaving a balance of 171 lots. There were no sales of these lots in 1998.

All of such lots are subject to numerous governmental regulations under which new development may not be permitted unless adequate public facilities (such as roads and drainage) must be in place concurrently with the impacts of such development. The Indian Trail Water Control District prepared a drainage plan which would result in an exemption for such lots from further compliance with such concurrency requirements and would allow the issuance of building permits for single-family residences on such lots. Such plan was opposed by other governmental agencies, however, and the Palm Beach County Health Department originally denied an application for septic tank permits, due to inadequate drainage. Following the institution of administrative proceedings to compel the issuance of septic tank permits, the Partnership was successful in obtaining approval for such permits for 3 of the 4 lots for which application was made; the 4th lot was wetland and required additional mitigation. However, the South Florida Water Management District has refused to permit development to proceed, and the Partnership is currently engaged in administrative proceedings to set aside such refusal. Numerous additional permits are required before building can be commenced, and there is no assurance that all of such permits can be obtained. The Partnership believes that should it eventually succeed in obtaining septic permits for at least some of the lots, this would substantially increase the value of such lots and that the aggregate realizable value of all such lots will substantially exceed their book value of $379,560. Should the Partnership be unsuccessful in overturning the administrative denial of septic tank permits, the Partnership may elect to pursue other legal remedies, including a possible claim for "inverse condemnation." There can be no assurance that any such litigation would be successful.

The Partnership is presently evaluating possible alternative uses of the second tract, consisting of approximately 470 acres, which contains a significant amount of wetlands. This property is presently zoned for agricultural use. The use of this land is dependent on rezoning and the extension of roads, and development activity on this tract may meet with opposition from governmental agencies concerned with wildlife and wetlands preservation. In 1997 the Partnership received an offer of $1,385,000 for this tract from the Nature Conservancy on behalf of Palm Beach County. Negotiations have been protracted and is no assurance that this transaction will be completed. However, management is of the opinion that the realizable value of this property is in excess of its current book value of $213,421.

The timing of future sales of the land discussed above, the manner in which the land may be developed and therefore the ultimate realizable prices for this land are dependent upon a complex and interrelated number of factors arising out of governmental regulations concerning permissible land use.

The third tract in the vicinity of the Village the Partnership previously held a disputed claim to approximately 24 acres of undeveloped land. This claim had not originally been accorded value on the Partnership's balance sheet and was considered to have little or no value. During 1994, in connection with the resolution of this claim with adjoining land owners, and in order to give value to such claim, the Partnership relinquished a portion of its claim, acquired five adjoining acres for $141,879, and executed a joint development agreement with one of such adjoining landowners relating to the Partnership's acreage and such landowner's acreage (comprising approximately 22 acres in the aggregate of which the Partnership now owns approximately 12 acres).

The Partnership and the joint developer have entered into an agreement to sell the entire combined parcel for a price of $1.90 per square foot, subject to survey, which would result in a gross selling price of approximately $1,986,000 (less selling commissions) of which the Partnership's share would be approximately $993,000. The parcel has been rezoned by Palm Beach County for commercial use, but the sale is subject to approval of the premises as a site for a supermarket by a major supermarket chain, the provision of necessary utilities, and the issuance of all necessary building and other permits. The closing date (subject to all of the foregoing) was originally to be no later than June 30, 1997. The closing date has been extended until April 1999. There is no assurance that such permits and approvals will be obtained, which involve proceedings before several governmental bodies, or could be completed or obtained within the required time frame.